FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 13 March, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc

                Performance Share Plan: 2007 Conditional Awards


This is notification that on 12 March 2007 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of Executive Directors and people discharging managerial responsibility named below.

The Performance Share Plan

As part of the Company's normal policy regarding long term incentive arrangements for Executive Directors and Senior Managers, the Remuneration Committee has made the following Conditional Awards of shares under the terms of the Performance Share Plan to Executive Directors and persons discharging managerial responsibility named below:

Name                No. of Shares

Philip Cox          334,835
Tony Concannon      135,222
Bruce Levy          149,918
Steve Riley         135,222
Mark Williamson     147,385
Peter Barlow        56,242
Penny Chalmers      46,413
Gareth Griffiths    46,413
Vince Harris        46,822
Ed Metcalfe         47,778
Sean Neely          46,413
Ken Oakley          46,413
Stephen Ramsay      46,413
Ranald Spiers       56,242

The above awards will normally vest after the end of a three-year period commencing on 1 January 2007 and ending on 31 December 2009 ("the Performance Period"), subject to the satisfactory performance of the performance conditions. The performance conditions that apply to the above awards are based on growth in normalised earnings per share (EPS Growth) and Total Shareholder Return ("TSR"). Under the EPS condition (which relates to half of the award), 25% of the EPS element of the award will vest after 31 December 2009 if EPS for the year ended 31 December 2009 is not less than 27 pence per share. 100% of this element of the award will vest if EPS for the year ended 31 December 2009 is equal to or greater than 34 pence per share. Vesting will be pro-rated for EPS performance between these two points. Half of the award depends on TSR performance of the Company measured against companies in the FTSE 51-100 grouping. 25% of this element of the award will vest for median TSR performance during the Performance Period and 100% of this element will vest for upper quartile performance during the Performance Period. Vesting will be pro-rated for TSR performance between these two points. This element of the award is subject to the Remuneration Committee satisfying itself that the Company's TSR performance is a genuine reflection of the underlying performance of the Company during the Performance Period.

Executive Directors have to retain 10% of any shares vested to them pursuant to this award.

In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Friday 9 March 2007 (this being the last business day before the Award Date), being 388.25 pence per share. The award for Philip Cox represents an award of 200% of his annual basic salary and the awards for each of Tony Concannon, Bruce Levy, Steve Riley and Mark Williamson represent 150% of their annual basic salary.



Stephen Ramsay
Company Secretary



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary